Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)
(Stock Code: 6686)

GRANT OF RESTRICTED SHARE UNITS

This announcement is made pursuant to Rules  17.06A, 17.06B and 17.06C of the Hong Kong Listing Rules. The Board hereby announces that on March 29, 2024 (U.S. Eastern Time), the Company granted 929,241 RSUs involving an aggregate of 9,292,410 Shares (represented by 1,858,482 ADSs) to 47 Grantees under the 2022 Share Incentive Plan.

GRANT OF RESTRICTED SHARE UNITS

In tandem with the Group’s globalization strategy which hinges on cultivating a highly skilled talent pool worldwide, on the Date of Grant, the Company granted 929,241 RSUs involving an aggregate of 9,292,410 Shares (represented by 1,858,482 ADSs) to 47 Grantees who are Employee Participants in accordance with the terms of the 2022 Share Incentive Plan with an aim to optimize their compensation structure with effective long-term equity incentives to support the globalization initiatives of the Group. Such Grantees include but are not limited to the current key management, top talents with high potential, and certain international employees with exceptional skills of the Group.

Details of the Grant of RSUs

Details of the grant of RSUs are as follows:

Date of Grant:	March 29, 2024 (U.S. Eastern Time)

Number of Grantees:	47

Type of Grantees:	Employee Participants

Number of RSUs granted:	929,241 RSUs, among which 100,000 RSUs were proposed to be granted to the Directors and 90,092 RSUs were granted to the senior management of the Company

Number of underlying Shares pursuant to the RSUs granted:	9,292,410 Shares

Number of underlying ADSs pursuant to the RSUs granted:	1,858,482 ADSs

Purchase price of the RSUs granted:	Nil

Closing price of the ADSs on the Date of Grant:	N/A1

Vesting period:	With respect to the grant of RSUs other than the Proposed Grant, subject to the Grantee’s continued employment relationship with the Group and conditional upon the performance targets to be achieved by the Grantees as set out in their respective form of award agreement between the Grantee and the Company, the RSUs granted shall vest in four installments, where:

(i) 25% of the RSUs shall vest on the Date of Grant; and

(ii) 75% of the RSUs shall vest in three equal installments on the first, second and third anniversary of the Date of Grant, respectively.

With respect to the Proposed Grant, subject to the Grantee’s continued employment relationship with the Group, and conditional upon the performance targets to be achieved by the Grantees as set out in their respective form of award agreement between the Grantee and the Company and the approval of the Proposed Grant by the Shareholders, the RSUs proposed to be granted shall vest in four installments, where:

(i) 25% of the RSUs shall vest within ten business days following the general meeting of the Shareholders approving the Proposed Grant; and

(ii) 75% of the RSUs shall vest in three equal installments on the first, second and third anniversary of the Date of Grant, respectively.

According to the 2022 Share Incentive Plan, the Committee, in its sole discretion, shall determine the time or times when awards may vest. The vesting period for the RSUs granted to the Employee Participants is shorter than 12 months because such grants (i) are with a total vesting and holding period of more than 12 months; (ii) vest evenly over a period of 12 months or more; and (iii) are subject to performance-based vesting conditions, which are permitted by the 2022 Share Incentive Plan.

[1]	The Date of Grant is a non-trading day for the Company’s ADS traded on the New York Stock Exchange. For illustration purpose, the closing price of the ADSs on the trading day immediately prior to the Date of Grant (i.e., March 28, 2024 (U.S. Eastern Time)) was used to present the market price of the ADSs, which is US$11.43 per ADS (approximately HK$17.88 per Share).

With respect to the RSUs granted/proposed to be granted to the Directors and senior management of the Company, the Compensation Committee is of the view that such shorter vesting period is appropriate because: (i) the total vesting and holding period for the grants is three years from the Date of Grant; (ii) only the first batch of 25% of the RSUs granted/proposed to be granted to them will vest on the Date of Grant (among which the RSUs proposed to be granted to Directors are also subject to the Shareholder’s approval before vesting), and the rest 75% of the RSUs shall vest evenly over the course of three years from the Date of Grant; and (iii) only when the Directors and senior management of the Company have met the predetermined performance-based vesting conditions, the first batch of RSUs to vest on the Date of Grant will actually vest; otherwise, the corresponding number of the RSUs shall be immediately forfeited and automatically lapse.

Performance targets and Clawback mechanism:	The Group has established an appraisal mechanism to evaluate the performance of each Employee Participant during a fixed assessment period. The performance evaluation for each Employee Participant is individually tailored based on the job nature and job positions of the Employee Participant. In accordance with the Group’s appraisal mechanism, with respect to each Grantee, upon each vesting date, the portion of the RSUs eligible to vest will only actually vest to each Grantee provided that (i) the Grantee’s work performance assessment for the year preceding each vesting date has met the predetermined threshold outlined in their award agreement with the Company, and (ii) the Grantee has maintained a clean record with respect to compliance with the Company’s internal policies for the year preceding each vesting date. Failure to meet the above performance targets as set out in the form of award agreement between the Grantee and the Company shall render the underlying RSUs not vesting to relevant Grantees on the prescribed vesting date(s), and such RSUs shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

If the Committee determines that a Grantee has (i) used for profit or disclosed to unauthorized persons, confidential or trade secrets of the Company or its subsidiaries; (ii) breached any contract with or violated any fiduciary obligation to the Company or its subsidiaries; or (iii) engaged in any conduct which the Committee determines is injurious to Company or its subsidiaries, the Committee may cause such Grantee to forfeit his or her outstanding awards under the 2022 Share Incentive Plan, subject to certain limitations set forth in the 2022 Share Incentive Plan.

If the Grantee’s employment or service terminates, any portion of the RSUs granted yet unvested on such termination date shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

The grant of RSUs is subject to the terms and conditions of the 2022 Share Incentive Plan and form of award agreement covering the grants.

RESTRICTED SHARE UNITS GRANTED/PROPOSED TO BE GRANTED TO DIRECTORS AND SENIOR MANAGEMENT

Among the above RSUs granted, 100,000 RSUs were proposed to be granted to Directors and 90,092 RSUs were granted to senior manager of the Company with details as follows:

Name/Category of Grantees	Position(s) held with the Company	Number of RSUs granted/ proposed to be granted
Director
Ms. Jingbo Wang	Chairwoman of the Board	50,000
Mr. Zhe Yin	Director and chief executive officer	50,000

Senior management		90,092

Total		190,092

As set out below, 50,000 RSUs proposed to be granted to Ms.  Jinbo Wang and 50,000 RSUs proposed to be granted to Mr. Zhe Yin shall be subject to the Shareholders’ approval pursuant to Rules 17.04(2) and 17.04(4) of the Hong Kong Listing Rules.

REASONS FOR AND BENEFITS OF THE GRANT OF RESTRICTED SHARE UNITS

In tandem with the Group’s globalization strategy which hinges on cultivating a highly skilled talent pool worldwide, the Group has been actively recruiting seasoned professionals with international experience and diverse financial industry expertise. The Group is deeply committed to substantial investments in the ongoing development of its current key management team, alongside incoming talents who have demonstrated excellence in the industry, possessing considerable experience and significant potential to contribute to the Group’s growth. Such investment empowers them to assume pivotal roles in the Group’s global expansion efforts. Against this backdrop, the Group aims to optimize the compensation structure for key personnel by effectively implementing long-term equity incentives. Such incentives not only bolster the Group’s globalization endeavors but also foster enduring commitment from the key team members of the Group while aligning their interests closely with the Group’s collective success and the Shareholders’ interest as a whole.

The grant of RSUs (including the Proposed Grant) is to (i) recognize the contributions made to the Group by the Grantees, especially their significant engagement in building new businesses and developing new markets abroad for extended periods to implement the globalization strategy of the Group; (ii) encourage, motivate and retain the Grantees, whose contributions are key to expanding the Group’s global footprint and beneficial to the continual operation, development and long-term growth of the Group; and (iii) closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the Grantees in order to maximize the motivation of the employees.

Specifically, the Proposed Grant is to provide incentives rewards, remunerations and/or benefits in recognizing and encouraging the continuous contribution by Ms. Jingbo Wang and Mr. Zhe Yin to the Company, which will align the interests of the Group with theirs, thereby enhancing the value for the Shareholders.

Each of Ms. Jingbo Wang and Mr. Zhe Yin is a co-founder of the Group and has been performing important duties and responsibilities in the Group since its inception and playing key roles in launching and steering the overseas businesses of the Group, primarily responsible for the overall strategic planning, business direction and operational management. As evidenced by the Group’s continuous expansion and improvement over the years, each of Ms.  Jingbo Wang and Mr. Zhe Yin’s extensive experience in wealth management and asset management industries and sophisticated management skills are of critical importance to the development and growth of the Group. Under the persistent devotion and leadership of Ms. Jingbo Wang and Mr. Zhe Yin, the Group’s financial and business performance has been continuously improving steadily despite the global downtrend and the drop in investment confidence amongst investors, demonstrating their significant contributions to the Group’s ability to withstand challenges brought by the COVID-19 pandemic and intricately convoluted macroeconomic environment in the recent years.

The reasons for the Proposed Grant are to provide incentives for Ms. Jingbo Wang and Mr. Zhe Yin to exert maximum efforts and reward their continued efforts for the success of the Group, and to provide a means by which Ms. Jingbo Wang and Mr. Zhe Yin may be given an opportunity to benefit from increases in value of the Shares through the Proposed Grant.

Overall, the grant of RSUs (including the Proposed Grant) recognizes all Grantees’ past contributions to the Group’s business performance and aims to secure their long-term support and commitment to the Group which is vital to the future development of the Group. The Company believes that the grant of RSUs (including the Proposed Grant) serves as important incentives to motivate the Grantees to bring a higher return to the Company, which aligns the interests of the Grantees with the best interests of the Company and the Shareholders as a whole.

HONG KONG LISTING RULES IMPLICATIONS

Pursuant to Rules 17.04(2) and 17.04(4) of the Hong Kong Listing Rules, as the Proposed Grant to Ms. Jingbo Wang, our chairwoman of the Board and a Director, and Mr. Zhe Yin, a Director and our chief executive officer, would result in the Shares issued and to be issued in respect of all awards granted (excluding any awards lapsed in accordance with the terms of the 2022 Share Incentive Plan) to each of Ms. Jingbo Wang and Mr. Zhe Yin in the 12-month period up to and including the Date of Grant, representing in aggregate over 0.1% of the issued Shares, the Proposed Grant shall be approved by the Shareholders in general meeting whereby Ms. Jingbo Wang and Mr. Zhe Yin, and his/her associates and all core connected persons of the Company shall abstain from voting in favor for relevant Proposed Grant at such general meeting.

The Proposed Grant as mentioned above has been approved by the independent Directors pursuant to Rule 17.04(1) of the Hong Kong Listing Rules. The independent Directors are of view that the Proposed Grant will closely align the purpose of the 2022 Share Incentive Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus is appropriate and reasonable and in the interests of the Company and its Shareholders as a whole.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, none of the Grantees above is (i) a Director, or a chief executive, or a substantial shareholder of the Company, or an associate of any of them save as disclosed in this announcement; (ii) a Director, or a chief executive, or an associate of any of them with awards (excluding options) granted and to be granted exceeding 0.1% of the total issued Shares in the 12-month period up to and including the Date of Grant save as disclosed in this announcement; (iii) a participant with awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Hong Kong Listing Rules; or (iv) a related entity participant or service provider with awards granted and to be granted exceeding 0.1% of the total issued Shares in the 12-month period up to and including the Date of Grant.

NUMBER OF SHARES AVAILABLE FOR FUTURE GRANT

As of the date of this announcement and following the grant of RSUs, taking into account the Proposed Grant, 18,174,625 underlying Shares will be available for future grants under the Scheme Mandate Limit, among which 600,000 underlying Shares will be available for future grants under the Service Provider Sublimit.

GENERAL MEETING

Ordinary resolutions will be proposed at the forthcoming annual general meeting of the Company to be convened in June 2024 for Shareholders to consider and, if thought fit, approve the Proposed Grant.

A circular containing, amongst other things, further information in relation to the Proposed Grant as required under the Hong Kong Listing Rules, together with the notice of the annual general meeting, will be dispatched to the Shareholders in due course.

DEFINITIONS

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADSs”	American Depositary Shares (one ADS representing five Share)

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“award(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules and as set out under the 2022 Share Incentive Plan

“Board”	the board of the Directors

“Committee”	a committee of one or more members of the Board to whom the Board has delegated its authority (as applicable) to administer the 2022 Share Incentive Plan

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)” and listed on The Stock Exchange of Hong Kong Limited (Stock Code: 6686) and the New York Stock Exchange (Ticker Symbol: NOAH)

“Compensation Committee”	the compensation committee of the Company

“Date of Grant”	March 29, 2024 (U.S. Eastern Time)

“Director(s)”	the director(s) of the Company

“Employee Participant(s)"	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“Grantee(s)”	the eligible participant(s) of the Group who were granted or proposed to be granted RSUs in accordance with the 2022 Share Incentive Plan on the Date of Grant

“Group”	the Company, its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Proposed Grant”	the proposed grant of 50,000 RSUs to Ms. Jingbo Wang and 50,000 RSUs to Mr. Zhe Yin collectively, and where the context requires, either the proposed grant of 50,000 RSUs to Ms. Jingbo Wang or the proposed grant of 50,000 RSUs to Mr. Zhe Yin

“related entity participant”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“RSU(s)”	restricted share unit(s) entitling the Grantee(s) to acquire Shares subject to the satisfaction of specified vesting condition which are granted under the 2022 Share Incentive Plan

“Scheme Mandate Limit”	the limit on grant(s) of award(s) over new Shares under all share schemes of the Company approved by the Shareholders on the annual general meeting held on December 16, 2022, which shall not exceed 30,000,000 Shares

“SEC”	the United States Securities and Exchange Commission

“service provider(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules and as set out under the 2022 Share Incentive Plan

“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit for award(s) over new Shares under all share schemes of the Company granted to the service providers, which shall not exceed 600,000 Shares

“Share(s)”	ordinary share(s) of par value of US$0.00005 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules “substantial shareholder” has the meaning ascribed to it in the Hong Kong Listing Rules “U.S.” the United States

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

For the purpose of this announcement and for illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.8235. No representation is made that any amounts in HK$ or US$ can be or could have been converted at the relevant dates at the above rate or at any other rates or at all.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, April 2, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent Directors.